Exhibit 20

TAYLOR DEVICES, INC.
ANNUAL REPORT 2005

President's Letter

Dear Shareholder,

Fiscal year 2005 marked a return to profitability for Taylor Devices.  Much of this was due to extensive attention to cost reduction by all of the Company's departments.  As a result, sales for 2005 totaled $11,215,592, compared to  $13,021,402 in 2004.  Net profit for 2005 was $202,107, or 7¢/share, compared to a loss of $58,621, or 2¢/share in 2004.

The Company continues to be negatively effected by a flat U.S. market for major construction projects.  This has been partially offset by numerous orders from the booming economy in Asia.  However, until U.S. business interests and real estate developers begin building at previous levels, the Company's potential for rapid growth will be stifled.

Defense procurements have remained relatively constant albeit without major procurements for new research and development programs.  This appears to be due to the high cost of maintaining troops involved in the war effort in the Middle East, leaving little funds for procurement of new military and aerospace programs.  Indeed, our largest new program procurement in 2005 from the Defense/Aerospace markets came from Europe, for a shipbuilding project slated for production in the period 2010 to 2020.

Aerospace markets have been on the upturn throughout 2005.  During the year, the Company delivered isolation systems to NASA to be retrofitted onto the Space Shuttle fleet, installed within the payload bay.  This was a difficult project since the weight and space occupied by the isolators subtracts from the total cargo capacity of the Space Shuttle.  With the Taylor Isolation Systems installed, the spacecraft will benefit from greatly decreased transport loadings during launch operations, particularly when used to carry supplies to the International Space Station. Similarly, NASA has also installed Taylor Isolation Systems on large equipment platforms on the Shuttle's launch towers.  These will serve to protect upgraded instrumentation and control systems against the ground shock waves from ignition of the Space Shuttle's powerful solid rocket boosters.  In addition, Shuttle operations are now being augmented by NASA's newest unmanned launch vehicles, the Atlas V and Delta IV EELVs.  These also use numerous Taylor Devices' Dampers and Shock Absorbers during launch.  The Atlas V EELV has recently been selected by NASA for the New Horizons Probe Mission to the planet Pluto, the solar system's farthest planet.  The New Horizons Probe Mission is the first in a series of medium-class, high-priority solar system exploration projects by NASA, called the New Frontiers Program.  The probable launch window is January-February 2006.

Sadly, long-time Taylor Devices' Board Member, Corporate Secretary, and Patent Counsel, Joseph P. Gastel passed away on June 23, 2005.  Joe suffered a stroke late in 2004, and was undergoing rehabilitation when he succumbed unexpectedly to complications from pneumonia.  Joseph P. Gastel served loyally and faithfully at Taylor Devices and Tayco Developments for many years.  He served on the Board of Taylor Devices since 1984, and held a similar position at Tayco, also since 1984.  He was Corporate Patent Counsel at Tayco since 1972.  Joe will be sadly missed by all of us at both Taylor Devices and Tayco Developments.

Reginald B. Newman, II has been appointed by the Devices' Board to serve out the remainder of Joseph Gastel's term.  His extensive qualifications are provided in this Annual Report, and Mr. Newman has been named as a candidate for election to the Board on this year's Shareholder Proxy.

Judging from our present level of proposals and quotations, fiscal year 2006 should reveal increased sales to U.S. markets in all sectors.  We do not expect our sales volume to increase dramatically, but rather to mirror the U.S. economy and show a slow but steady growth.

Sincerely,

TAYLOR DEVICES, INC.

/s/Douglas P. Taylor
Douglas P. Taylor
President

Status Report From The Vice President

Each year Taylor Devices continues to grow and change.  This past year is no exception.  The items that depict the greatest amount of change were in the areas of cost savings, our upgrade to ISO 9001:2000, equipment additions and the manufacture of new and complex products.

Cost cutting, which has always been important, took on a new roll in the past year.  The price of steel and oil and how they affected raw material costs in the highly competitive market have forced us to take an extremely close look at all items and the way they are produced.

We have successfully negotiated contracts to control the cost of raw material while leaving us the ability to review the contracts and costs as the market changes.  We have been identifying cost drivers in the proprietary processes Taylor Devices uses in the manufacturing of our products and investigating ways to improve productivity in these processes to reduce the overall cost without affecting the quality of the product.  In some cases we have been able to improve the overall product life with an associated cost reduction.  This procedure will continue as long as new technologies become available.

Taylor Devices received certification of its ISO 9001:2000 program in the last year.  The business practices that resulted have shown progress in the communication and procedures used in the daily operation at the Company as well as establishing a process whereby we can review and discuss how and what is being done on a daily basis.  This has resulted in the execution, at all levels, of our Quality Policy that is:  "We will continually improve our activities to meet customer requirements."

The changes in the plant and equipment have resulted in improved productivity.  We made strategic investments in equipment that resulted in rapid pay back with projected long-term impact in cost reduction and improved quality of the products.

This year Taylor Devices began a strategic relationship with a worldwide organization allowing us to investigate and establish new purchasing relationships.  These have improved our competitive position in many product lines and allowed rapid response to our customers.

Taylor Devices is constantly working to improve the quality of the Company's products as well as maintain control over production costs.  This is absolutely necessary in order to continue to offer a product of superior quality at a competitive price.

Status Report From The Chief Financial Officer

Taylor Devices, Inc. returned to profitability in 2005 in spite of a 14% reduction in sales from last year's level.  Improvements to product design and manufacturing processes combined with belt tightening in the shop and office lead to an increase in our gross profit as a percentage of sales and a reduction of selling, general and administrative expenses.  Selling, general and administrative expenses in 2005 are more than 22% lower than in 2004 and are also lower as a percentage of sales.  Operating income for the year grew by more than $500,000 over last year.  Net income improved to just over $200,000 ($0.07 per share) from last year's loss of $59,000 ($0.02 per share).

Heading into the new year, our sales order backlog stands at $7.3 million, up from $6.5 million at the end of 2004.  There is a good mix of seismic projects in Asia and on the west coast of North America along with defense related projects in the United States and Europe.  We are optimistic for 2006 based on increased new order activity in the early stages of the new year.

While we are keenly aware of the increase in inventory and the added costs that accompany it, we have improved our purchasing, design and outsourcing practices to ensure that we purchase only what we need to be able to respond competitively to our customers' requirements.   As products are redesigned, we make every effort to utilize existing components to reduce waste.

Cost control was a big part of 2005.  It will be a big part of 2006.  We know that we cannot "save our way to prosperity."  It takes investment in technology, personnel and processes to grow.  It takes investment in new markets around the world.  In 2006, we will see more investment in Asia as we grow with that market.  We will continue to control costs and we will continue to position ourselves to take advantage of opportunities worldwide, in order to grow profitably.

Increased regulatory requirements following the passage of the Sarbanes-Oxley Act call for improved controls and disclosure to ensure accurate, reliable financial and business information is provided to investors and other users of this annual report and our interim reports.  We will continue to work with our advisors to keep abreast of changes in the regulations and to remain in compliance with them.

Aerospace/Defense Products Report

Shipments and new orders credited to FY05 were comparable to the results achieved during FY04.  Profitability was excellent attributable to program maturity, vendor performance, and improved efficiency of in-house manufacturing operations.

New orders and shipments for naval systems were encouraging and contributed to our success.  New shipbuilding programs, both foreign and domestic, will maintain the importance of this marketplace for decades to come.

The U.S. Navy is in the acquisition cycle for new classes of destroyers and cruisers that are more suitable for deployment in littoral or coastal waters.  The ships will have smaller crews due to a high degree of automation, but will have considerable firepower to support amphibious operations and protect aircraft carrier battle groups.  During 2004 and 2005 we were contacted by a number of contractors and designers regarding our capabilities and desire to participate in the supply of shock and isolation equipment for their programs.  Since these programs will be very important to our Nation's defense for the next decade, they represent considerable potential for Taylor Devices, Inc.

Another shipbuilding program contributing to Taylor Devices' sales is the Virginia Class Submarine.  During 2005 we received an order for 6-shipsets of double-acting dampers for shipment during 2005 and 2006.  This is a MYP (Multi-Year Procurement) conceived by Taylor Devices and approved for procurement by the U.S. Navy.  A total of thirty ships are planned for delivery over 15-20 years.  Our products contribute to the quietness and survivability of this formidable class of submarine.

Our efforts with the U.S. Army and Marine Corps continue with the initial LRP (Low Rate Production) of special dampers for the optical target acquisition system for the M777 Lightweight Towed Howitzer.  We have also completed qualification of an outrigger shock mitigation system for the same weapon.  This program will enter long-term production in 2006, and should continue for at least a decade.  We are also anticipating foreign sales, especially to our NATO allies.

The AGL 40 mm Grenade Launcher Program entered limited production during 2004-2005.  The launcher has been issued to Special Operations Forces in Iraq and Afghanistan, and will continue in production for many years to come.  Initial combat reports have been favorable and foreign orders are anticipated.

The defense market still harbors excellent opportunities for companies like our own.  However, we must maintain our competitiveness and be willing to develop new products to satisfy the needs of our customers.  We have always been "up to the challenge" and cannot relax that winning attitude in the future.

Industrial Products Report

As the U.S. economy improves, the construction industry has also begun to produce more projects utilizing Taylor Fluid Viscous Dampers for earthquake and wind protection.  This economic improvement, together with the recent awareness of earthquake potential from the devastating earthquake/tsunami in the Indian Ocean, has opened some doors to our technology that were previously closed.  In recent months, much of our past year's work has come to fruition in terms of new contracts for seismic dampers.  The down side is that we have seen costs of steel materials rise significantly during the past year.  These cost increases have lead to refinements in our designs and optimizations to develop more finely tuned and standardized devices. We continue to seek out and find new applications that require customized products based on our standard product lines.  This adaptability along with our high brand recognition provides us with a strong capability to continue to obtain new orders and maintain our level above international competition.

Our standard seismic and wind product lines are being augmented with new add on performance features to meet the design needs of our clients as determined by interaction with the customer's engineers during the design process.  Our standard industrial product lines are also undergoing evaluations and optimizations to improve performance and cost effectiveness at the same time.  These optimizations are the key to maintaining and advancing our mature product lines and to allow the company to improve profitability in today's economy.

Some of the more significant building projects acquired during FY05 include the Olympic Building and Park Complex in Cyprus, which utilizes a variation of the toggle brace damper system called the "Scissor-Jack Toggle Brace Damping System."  The Logan Airport Parking Garage Expansion Project in Boston uses Taylor Lock-Up Dampers and our dampers are also used in the National Palace Museum in Taipei, Taiwan, the tallest (65-story) building in Beijing, China known as the Silvertie Center, the Bayer Clinical Manufacturing Facility #66 in Berkeley, California, and the Alameda Project in Mexico City, Mexico.

FY05 bridge projects include dampers for several projects in China:  The Nanjing 3rd Bridge and the Sutong Bridge, both over the Yangtze river in the Jiangsu Province, and the Longhua-Songhua Bridge in the Jilin Province, China.  Upon completion, the Sutong Bridge will be the largest cable stayed bridge in the World.  Lock-Up Dampers are being manufactured for the Central Link Light Rail Bridge Project in Seattle, Washington, while a combination of special buffers and dampers are in production for the Pont de Vatine Bridge in France.  Eighteen Taylor Tuned Mass Damping Systems are being supplied on a turnkey basis including analytical studies and bridge testing for the Spring Mountain Road pedestrian bridges, just outside of the new Wynn Resort on the Las Vegas Boulevard strip in Nevada.

Prospective new and retrofit construction projects in development throughout the world, coupled with President Bush's recent signing of the $268 billion transportation bill provide a strong base for our FY06 expectations and beyond.  Our ability to suit the customer's needs with special products continues to be our strength.

Corporate Data

OFFICERS AND DIRECTORS
Douglas P. Taylor, President and Director
Richard G. Hill, Vice President and Director
Reginald B. Newman II, Secretary and Director
Donald B. Hofmar, Director
Randall L. Clark, Director
Mark V. McDonough, Chief Financial Officer

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Lumsden & McCormick, LLP
403 Main Street
Suite 430
Buffalo, NY 14203

GENERAL COUNSEL
Hiscock and Barclay, LLP
1100 M&T Center
3 Fountain Plaza
Buffalo, NY 14203-1486

MANAGERS
Guy Fortunate, Purchasing Manager
Alan Klembczyk, Chief Engineer
John Metzger, Special Projects Manager
James Dragonette, Quality Assurance Manager
Greg Hanson, Machine Shop Supervisor
Lorrie Battaglia, Human Resource Manager

TRANSFER AGENT AND REGISTRAR
Taylor Devices, Inc.
90 Taylor Drive
P.O. Box 748
North Tonawanda, NY 14120-0748
716-694-0800
Attention: Kathleen Nicosia

A copy of the financial report on form 10-KSB can be obtained free of charge by written request to the attention of Kathleen Nicosia, IR, at the Company's address indicated above. Exhibits to the reports on 10-KSB can be obtained for a postage and handling fee.

Market Information

The Company's Common Stock trades on the Small Cap Market tier of the National Association of Securities Dealers Automated Quotation (NASDAQ) stock market under the symbol TAYD.

The following quarterly high and low market prices during fiscal years ended May 31, 2005 and 2004 were obtained from NASDAQ.

         Fiscal 2005

           Fiscal 2004

	High	Low	High	Low
First Quarter	2.570	2.020	3.190	2.250
Second Quarter	2.900	2.020	2.940	2.300
Third Quarter	9.190	2.200	2.900	2.350
Fourth Quarter	6.440	2.560	3.490	2.100

As of May 31, 2005, the number of issued and outstanding shares was 3,102,057 and the approximate number of record holders of the Company's Common Stock was 918.  Due to a substantial number of shares of the Company's Common Stock held in street name, the Company believes that the total number of beneficial owners of its Common Stock exceeds 2,000.  No cash or stock dividends have been declared during the fiscal year ended May 31, 2005.

Taylor Devices, Inc. is an electronic filer.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding its issuers that file electronically with the SEC (http://www.sec.gov).

Notice of Annual Meeting

The annual meeting of the shareholders of the Company will be held on Friday, November 11, 2005 at 10:00 a.m.  This year's meeting will be held at the Holiday Inn, 1881 Niagara Falls Boulevard, Amherst, New York.  Shareholders desiring accommodations may call the Holiday Inn at 716-691-8181.

Board of Directors and Executive Officers

DOUGLAS P. TAYLOR
Board Member and President
Taylor Devices, Inc.

Mr. Taylor holds a B.S. degree in Mechanical Engineering from the State University of New York at Buffalo, awarded in 1971.  He has been employed by Taylor Devices, Inc. since 1971, and was appointed President in April 1991.  Mr. Taylor is also President of Tayco Developments, Inc., an affiliate of Taylor Devices, where he has been employed since 1966.  He is inventor or co-inventor on 29 U.S. patents in the fields of energy management, hydraulics and shock isolation.  Mr. Taylor is widely published within the shock and vibration community.  His technical papers have been published by the American Society of Civil Engineers, the Applied Technology Council, the Association of Iron and Steel Engineers, the Journal of Shock and Vibration, the National Fluid Power Foundation, the National Science Foundation, the New York State Science and Technology Foundation, the Shock and Vibration Symposium, the Society of Automotive Engineers, the U.S. Air Force and the U.S. Marine Corps.   Since 1988, Mr. Taylor has hosted internship programs for engineering students, affiliated as an industrial sponsor with the State University of New York at Buffalo, the Erie County State of New York Board of Co-operative Educational Services, and the North Tonawanda, New York Public School System.  Since 1991, Mr. Taylor has participated in research projects in the field of earthquake protection, in association with the University at Buffalo's Civil, Structural and Environmental Engineering Department and the Multidisciplinary Center for Earthquake Engineering Research.  As a result of this research, military technology from the Cold War era is now being used worldwide for seismic and high wind protection of commercial building and bridge structures.  In 1994, Mr. Taylor was named to the American Society of Civil Engineers' Subcommittee on the Seismic Performance of Bridges.  In 1998, Mr. Taylor was appointed to an Oversight Committee of the U.S. Department of Commerce, developing guidelines for the implementation of damping technology into buildings and other structures, as part of the U.S. National Earthquake Hazard Reduction Program.  In 1998, Mr. Taylor was awarded the Franklin and Jefferson Medal for his commercialization of defense technology developed under the U.S. Government's Small Business Innovation Research Program.  In 1999, Mr. Taylor was awarded the Clifford C. Furnas Memorial Award by the Alumni Association of the University at Buffalo for his accomplishments in the field of engineering.  Mr. Taylor is also a founding member of the International Association on Structural Control.

RICHARD G. HILL
Board Member and Vice President
Taylor Devices, Inc.

Mr. Hill holds a B.S. degree in Electrical Engineering from the Rochester Institute of Technology, awarded in 1973.  In November 1991, Mr. Hill was appointed Vice President of Taylor Devices, Inc. by the Board of Directors.  He had been employed previously by Taylor Devices, Inc. since 1978 as Vice President of Production.  In addition, he has held key project management positions with the Company on major aerospace and defense contracts.  In April of 1991, Mr. Hill was appointed to the Board of Directors of Taylor Devices, Inc.  From 1973 to 1978, Mr. Hill was employed by the Alliance Tool and Die Company of Rochester, New York as a Project Leader and Design Engineer.  From 1970 to 1973, he was employed by the same firm as an Engineer in Training, through a co-op program with the Rochester Institute of Technology.

Mr. Hill has served on the Founding Board of Directors of the Center for Competitiveness of the Niagara Region and the Advisory Board to The Center for Industrial Effectiveness.  Mr. Hill also served as Chairman for the Manufacturers Council of the Buffalo Niagara Partnership, and also served on the State University of New York at Buffalo's UB Business Alliance Advisory Board, as well as holding the seat as Secretary.

REGINALD B. NEWMAN II
Board Member and Secretary
Taylor Devices, Inc.

Mr. Newman holds a B.S. degree in Business Administration from Northwestern University, awarded in 1959.  He has been employed by NOCO Energy Corp., a diversified distributor and retailer of petroleum and other energy related products, since 1960, attaining the position of Chairman in 1998.  NOCO Energy Corp., founded by Mr. Newman's father in 1933, currently employs more than 700 with operations in five northeastern States and two Canadian Provinces.  Present NOCO operations range from petroleum terminalling to gasoline retailing to development of renewable energy sources.

From 1959 to 1960, Mr. Newman was employed by the Ford Motor Company of Dearborn, MI in the product planning department.

Mr. Newman is currently a director of the M&T Bank Corporation, the Rand Capital Corporation and the Dunn Tire Corporation.  He is also the Chair of the Board of Trustees of the University of Buffalo Foundation, Inc.

Mr. Newman was the 1997 Executive of the Year, awarded by the State University of New York at Buffalo.  In 1998 Mr. Newman received the Walter P. Cooke Award for Notable and Meritorious Service to the University presented by the University at Buffalo Alumni Association.  He received the President's Medal from U.B. in 2003.  He is former member of the Buffalo Niagara Partnership and was Chairman from 1996 through 1998.

RANDALL L. CLARK
Board Member
Taylor Devices, Inc.

Mr. Clark holds a B.A. degree from the University of Pennsylvania, and earned his M.B.A. from the Wharton School of Finance and Commerce.  He is and has been the Chairman of Dunn Tire Corporation of Western New York since 1996.  From 1992 to 1996, Mr. Clark was Executive Vice President and Chief Operating Officer of Pratt & Lambert, until it was bought by Sherwin Williams.

Mr. Clark has been employed in the tire industry for many years.  He was named President of the Dunlop Tire Corporation in 1980, was appointed to the Board of Directors in 1983, and named President and Chief Executive Officer in 1984.  He was one of seven chief executives of operating companies appointed to the Group Management Board of Dunlop Holdings, plc., and was Chairman of the Board and Chief Executive Officer of Dunlop Tire Corporation in North America from 1985 to 1991.

From 1977 to 1980, Mr. Clark was Vice President of Marketing for the Dunlop Tire Division.  From 1973 to 1977, he was employed by Dunlop as Director of Marketing at the company's Buffalo, NY headquarters.  From 1968 to 1973, Mr. Clark was employed by the B.F. Goodrich Company.

Mr. Clark is currently a Director of Computer Task Group, Lifetime Healthcare Companies, Merchants Mutual Insurance Company and HSBC-WNY.  He is the past President of the International Trade Council of Western New York, Chairman of the Buffalo Niagara Enterprise, a Director of the Buffalo Niagara Partnership and the Amherst Industrial Development Agency.  He serves on the Board of Trustees of the Multiple Sclerosis Society, and is past Chairman and a Director of AAA of Western and Central New York.  Mr. Clark was appointed by Governor George Pataki to serve on the Council for the State University of New York at Buffalo.

DONALD B. HOFMAR
Board Member
Taylor Devices, Inc.

Mr. Hofmar holds a B.A. degree from the State University of New York at Buffalo, awarded in 1951.  He is currently the President of Bell-Mar, Inc. of Buffalo, New York, where he has been employed since 1965.  Bell-Mar, Inc. is a senior sales contractor for the Thomas Publishing Company, publishers of the Thomas Register.

Mr. Hofmar is a member of the Board of Niagara Dispensing Technology Inc., is past President of the American Marketing Association and was formerly a Board Member of St. John's Lutheran Home, Gustavus Adolphis Boys' Home, the Glar-Ban Corporation, the William B. Pearce Corporation and Goodspeed Systems, Inc.  He is also the founder of the University of Buffalo Athletic Hall of Fame.  He is a member and Chairman of the Amherst Board of Ethics.

MARK V. MCDONOUGH
Chief Financial Officer
Taylor Devices, Inc.

Mr. McDonough is a Certified Public Accountant in New York State and holds a BBA degree from Niagara University, awarded in 1982.  He has been in financial management with various Western New York manufacturing organizations for the past fourteen years.  His background in international operations, coupled with experience in implementing systems of internal controls, should prove most valuable to the Company as it continues to grow.  From 1986 to 1989, he was an auditor with the Buffalo office of Ernst & Young, LLP.

Mr. McDonough is a member of the New York State Society of Certified Public Accountants and the American Institute of Certified Public Accountants.